EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the computation of Tenaris’s ratios of earnings to fixed charges for each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005 and for the nine month period ended September 30, 2010, calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.

	Nine month period ended, September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
		(Thousands of U.S. dollars, except ratios)
Earnings
Income from continuing operations before equity in earnings of associated companies and income tax	1,077,336	1,661,907	2,894,626	2,716,642	2,743,034	1,820,472
Fixed charges	72,634	151,173	247,960	311,937	105,532	75,763
Amortization of capitalized interest	163	234	246	230	211	209
Distributed income of equity investees	13,732	11,420	15,032	12,170	—	59,127
Other types of interest on non-third party indebtedness	3,583	4,982	5,885	5,966	3,666	584

Subtotal	1,167,448	1,829,716	3,163,749	3,046,945	2,852,443	1,956,155
Interest capitalized	(1,062)	(975)	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	(17,579)	(19,399)	(52,718)	(23,538)	(9,466)	(21,991)

Total earnings	1,148,807	1,809,342	3,111,031	3,023,407	2,842,977	1,934,164

Fixed charges
Interest expense	53,963	130,738	195,138	288,302	95,827	53,504
Capitalized expenses related to indebtedness	1,062	975	—	—	—	—
Estimate of the interest within rental expense	30	61	104	97	239	268
Preference security dividend requirements of consolidated subsidiaries	17,579	19,399	52,718	23,538	9,466	21,991

Total fixed charges	72,634	151,173	247,960	311,937	105,532	75,763

Ratio of earnings to fixed charges	15.8	12.0	12.5	9.7	26.9	25.5